UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  FORM 12b-25
                                                        COMMISSION FILE NUMBER
                                                                 0-20286
                          NOTIFICATION OF LATE FILING

(Check one): [ ] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [X] Form 10-Q
             [ ] Form N-SAR

      For Period Ended: June 28, 1998
                        -------------
      [ ] Transition Report on Form 10-K
      [ ] Transition Report on Form 20-F
      [ ] Transition Report on Form 11-K
      [ ] Transition Report on Form 10-Q
      [ ] Transition Report on Form N-SAR
      For the Transition Period Ended:
                                       ---------------------------
      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above,
identify the Item(s) to which the notification relates:      Not Applicable

PART I.  REGISTRANT INFORMATION

RC/Arby's Corporation
---------------------------------------------------------
Full Name of Registrant

---------------------------------------------------------
Former Name if Applicable

1000 Corporate Drive
---------------------------------------------------------
Address of Principal Executive Office (Street and Number)

Fort Lauderdale, Florida 33334
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City, State and Zip Code



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PART II.  RULES 12b-25(b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

            (a)   The reasons  described in  reasonable  detail in Part III of this  form  could  not be  eliminated  without  unreasonable effort or expense;
[ X ]       (b)   The subject annual report,  semi-annual  report,  transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
            (c)   The accountant's statement or other exhibit required by Rule
                  12b-25(c) has been attached if applicable.

PART III.  NARRATIVE

      State below in reasonable detail the reasons why Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed period. (Attach Extra Sheets if Needed).

      The preparation of the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended June 28, 1998 (the "Form 10-Q") could not be completed by the prescribed filing date of August 12, 1998 without unreasonable effort or expense as a result of the following:

     The Registrant is an indirect wholly-owned subsidiary of Triarc Companies, Inc. ("Triarc"). Certain of Triarc's key personnel that are integral to the completion of the Form 10-Q are also integral to the completion of the Quarterly Report on Form 10-Q for the period ended June 28, 1998 for Triarc and for another affiliate of Triarc. The completion of the Form
     10-Q's of Triarc and such other  affiliate was  complicated   by  certain


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     accounting and reporting issues of  a   time-consuming   nature  relating
     principally to debt compliance and the related renegotiation of certain credit agreements of such other affiliate. As a result, the Registrant
     has  been  unable  to  finalize  the  condensed   consolidated  financial
     statements for its Form 10-Q without unreasonable effort or expense due to the time constraints on such personnel who are also integral to the completion of Triarc's and such other affiliate's Form 10-Q's.

      For the above-stated reasons, the preparation of the Form 10-Q, including the financial statements to be included therein, could not be completed by the prescribed filing date of June 28, 1998 without unreasonable effort or expense.


PART IV.  OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

      Curtis S. Gimson, Esq.                  954               351-5679
      -----------------------             -----------       ------------------
              (Name)                      (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If
     the answer is no, identify report(s).              [ X ] Yes [  ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
     portion thereof?                                   [ X ] Yes [  ] No

     If so, attach an explanation of the anticipated change, both  narratively
     and  quantitatively,  and,  if  appropriate,  state  the reasons  why   a
     reasonable estimate of the results cannot be made.

                             See Annex A hereto





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                             RC/Arby's Corporation
                    ---------------------------------------
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: August 12, 1998                 By: /s/ CURTIS S. GIMSON
                                          ------------------------
                                          Curtis S. Gimson, Esq.
                                          Senior Vice President and
                                          General Counsel











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                                                                       Annex A


     For the reasons stated in Part III to this Form 12b-25, the condensed consolidated financial statements of the Registrant for the quarterly period ended June 28, 1998 have not been completed. The Registrant, however, expects to report in its Quarterly Report on Form 10-Q, with respect to the six months ended June 28, 1998, revenues of $105.5 million, operating profit of $24.7 million and net income of $5.6 million compared with revenues of $184.6 million, operating profit of $17.6 million, a loss before extraordinary charge of $0.4 million and a net loss of $2.2 million in the six months ended June 29, 1997. With respect to the three months ended June 28, 1998, the Registrant expects to report revenues of $55.2 million, operating profit of $12.8 million and net income of $3.0 million compared with revenues of $81.8 million, operating profit of $8.2 million, a loss before extraordinary charge of $0.4 million and a net loss of $2.2 million in the three months ended June 29, 1997. The decrease in revenues in the 1998 periods compared with the 1997 periods is principally due to the sale of all company-owned Arby's restaurants on May 5, 1997, as more fully disclosed in note 3 to the Registrant's consolidated financial statements in its Annual Report on Form 10-K for the fiscal year ended December 28, 1997. The improved operating results and the improvement from losses before extraordinary charge to net income for both the six month and three month periods principally reflect an improvement in the restaurant segment's operating results since during the 1998 periods restaurant operations consisted entirely of the more profitable franchise operations. The net loss in the 1997 periods reflected a non-recurring extraordinary charge of $1.8 million related to the early extinguishment of debt in connection with the sale of the then company-owned Arby's restaurants.








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